Manually Signed



08054049

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

[ ] TRANSITION REPORT PURSUANT TO 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

Commission File Number: _____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMCOL International Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMCOL International Corporation
One North Arlington
1500 West Shure Drive, Suite 500
Arlington Heights, Illinois 60004-7803

Page 1 of 17
Exhibit Index on pg 16

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

AMCOL International Corporation Savings Plan

Report Letter

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule of Assets Held at End of Year

(b) Exhibit

Exhibit 23.1 - Consent of Independent Auditors

AMCOL International Corporation Savings Plan

Financial Report

December 31, 2007

plante moran

AMCOL International Corporation Savings Plan

Contents

plante moran

Plante & Moran, PLLC
Suite 2700
225 W. Washington
Chicago, IL 60606
Tel: 312.899.4460
Fax: 312.726.3262
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Trustees
AMCOL International Corporation Savings Plan

We have audited the accompanying statement of net assets available for benefits of AMCOL International Corporation Savings Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2007 and 2006 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Chicago, Illinois
June 20, 2008

AMCOL International Corporation Savings Plan

Statement of Net Assets Available for Benefits

	December 31	
	2007	2006
Assets		
Participant-directed investments (Note 3):		
Common collective trust funds	$ 27,801,086	$ 23,401,791
Mutual funds	31,818,335	25,706,826
AMCOL International Corporation Stock Fund	31,683,973	28,238,257
Self-directed brokerage accounts	1,573,410	969,850
Cash	-	34,027
Participant loans	2,075,390	1,580,159
Total participant-directed investments	94,952,194	79,930,910
Pending settlement receivable	9,204	24,723
Net Assets Available for Benefits, at Fair Value	94,961,398	79,955,633
Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit-responsive Investment Contracts	257,606	444,471
Net Assets Available for Benefits	**$ 95,219,004**	**$ 80,400,104**

See Notes to Financial Statements.

6

AMCOL International Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2007	2006
Additions		
Contributions:		
Participants	$ 4,929,902	$ 3,431,861
Employer	3,305,846	2,441,579
Total contributions	8,235,748	5,873,440
Investment income:		
Net appreciation in fair value of investments (Note 3)	13,399,808	12,802,581
Interest income on participant loans	130,711	96,256
Total investment income	13,530,519	12,898,837
Total additions	21,766,267	18,772,277
Deductions		
Benefits paid to participants	6,919,924	6,945,549
Management fees	27,443	20,170
Total deductions	6,947,367	6,965,719
Net Increase in Net Assets Available for Benefits	14,818,900	11,806,558
Net Assets Available for Benefits		
Beginning of year	80,400,104	68,593,546
End of year	**$ 95,219,004**	**$ 80,400,104**

See Notes to Financial Statements.

Note 1 - Description of the Plan

The following description of the AMCOL International Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all full-time employees of AMCOL International Corporation (the "Corporation"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Through payroll deduction, participants can make contributions to the Plan of up to 75 percent of their compensation, subject to the statutory maximum. The Corporation contributes a matching amount equal to the lower of the participant's deferral contributions or 4 percent of compensation depending on the Corporation's profitability. The Corporation's matching contributions are made in the form of AMCOL International Corporation common stock. The Corporation also makes a special contribution in the form of cash for employees hired after December 31, 2003 of 3 percent of compensation if they are employed at the end of each year.

Participant contributions may be allocated among various funds or to the self-directed brokerage account option as directed by the participant.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Corporation's contribution and (b) plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are fully vested at all times in their account balances except for the Corporation's special contributions, which are 100 percent vested after five years.

Forfeited Accounts - Forfeitures of Corporation special contributions will be used to lower subsequent Corporation special contributions.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.

Note 1 - Description of the Plan (Continued)

Payment of Benefits - Upon termination of a participant's employment, the value of the participant's account is measured as the sum of the following:

(a) Total amount of the participant's contributions made under the Plan

(b) Corporation contributions allocated to the participant's accounts as of the date of the last plan year ended prior to termination

(c) Investment income and administrative expenses allocated to the participant's account as of the last day of the month prior to termination

Upon termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive a single payment equal to the value of the participant's interest in his or her account or receive a single payment at a later date. If the value of the account is less than $1,000, the Plan will automatically pay the participant a single payment. For termination of employment for other reasons, a participant will also be paid his or her benefit in a single payment. Benefits payable under the Plan are limited to the amount that can be provided from the participant's account.

Participant Loans - Participants may borrow funds from the Plan. A participant's loan balance may not exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. The participants must repay their loans within five years. The interest rate charged on loans to the participants is the then-prevailing prime rate plus 1 percent.

Plan Termination - Although it has not expressed the intention to do so, the Corporation has the right to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. In the event the Plan terminates, participants become 100 percent vested and the net assets of the Plan will be distributed among the participants in the Plan based upon each participant's account balance.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis. The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the statement of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the statement of changes in net assets available for benefits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Investments - The Plan's investments are stated at fair value, except for its common collective trust fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Investments in self-directed brokerage accounts are invested in publicly traded securities, which are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. The participant loans are recorded at their outstanding face value, which approximates fair value.

Income Recognition - Dividend income is accrued on the ex-dividend date.

Expenses - The Corporation pays recordkeeping expenses of the Plan. Management fees represent loan transaction fees, which are paid directly by the participants, through a reduction of their account balance.

Benefit Payments - Benefits are recorded when paid.

New Accounting Pronouncement - In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the fiscal year beginning January 1, 2008. The Company is currently evaluating the impact, if any, of the provisions of SFAS 157 on the Plan's financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 3 - Investments

Investments that represent 5 percent or more of the Plan's net assets at December 31, 2007 and 2006 are as follows with the common stock shown at fair value and the Merrill Lynch Retirement Preservation Trust Fund shown at contract value:

	2007	2006
AMCOL International Corporation common stock	$ 31,683,973	$ 28,238,257
Merrill Lynch Retirement Preservation Trust Fund	28,058,692	23,846,262

During 2007 and 2006, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $13,399,808 and $12,802,581, respectively, as follows:

	2007	2006
Mutual funds	$ 4,269,139	$ 4,251,214
AMCOL International Corporation common stock	9,130,669	8,551,367
Net appreciation	$ 13,399,808	$ 12,802,581

Note 4 - Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated February 5, 2003, indicating that the Plan and related trust are qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and as such, the related trust is exempt from federal income taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Note 5 - Related Party Transactions

The Plan's investments include certain mutual funds managed by Merrill Lynch Trust Company and related entities. Merrill Lynch Trust Company is the recordkeeper and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2007 and 2006, $28,058,692 and $23,846,692, respectively, of the total value of the Plan's investment assets consist of funds managed by Merrill Lynch Trust Company.

Note 5 - Related Party Transactions (Continued)

Additionally, the Plan investments include the company stock of the plan sponsor. These transactions also qualify as party-in-interest transactions. As of December 31, 2007 and 2006, $31,683,973 and $28,238,257 of the total value of the Plan's investment assets consist of investments in the company stock of the plan sponsor.

Note 6 - Administration

The Corporation is the sponsor of the Plan. The administrative committee, as provided in the plan agreement, has responsibility for the administration of the Plan. Merrill Lynch Trust Company functions as recordkeeper and custodian.

Note 7 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Additionally, the plan invests in a common collective trust fund that heavily invests in guaranteed investment accounts that largely consist of mortgage-backed securities.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 to Form 5500. There were no reconciling items between the net assets for benefits per the financial statements and Form 5500 as of December 31, 2006.

	2007
Net assets available for benefits per the financial statements	$95,219,004
Less adjustment from contract value to fair value	(257,606)
Net assets available for benefits per Form 5500	$94,961,398

Note 8 – Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2007 to Form 5500. There were no reconciling items between the net increase net assets for benefits per the financial statements and Form 5500 as of December 31, 2006.

	2007
Net increase in net assets available for benefits per the financial statements	$14,818,900
Less adjustment from contract value to fair value	(257,606)
Net increase in net assets available for benefits per Form 5500	$14,561,294

AMCOL International Corporation Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 36-0724340, Plan Number 002
December 31, 2007

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
**	AMCOL International Corporation common stock	Common stock	*	$ 31,683,973
**	Merrill Lynch Retirement Preservation Trust Fund	Common collective trust fund	*	27,801,086
	BlackRock Government Income Fund	Mutual fund	*	1,062,881
	Pimco Total Return Bond Fund	Mutual fund	*	689,146
	Thornburg International Value Fund	Mutual fund	*	4,518,077
	American Income Fund of America	Mutual fund	*	2,424,727
	Oakmark Equity & Income Fund	Mutual fund	*	823,811
	Columbia Marsico 21st Century Growth Fund	Mutual fund	*	4,516,663
	Gartmore Small Cap Blend Fund	Mutual fund	*	1,427,536
	BlackRock Large Cap Fund	Mutual fund	*	674,538
	Van Kampen Growth & Income Fund	Mutual fund	*	794,696
	MFS Value Fund	Mutual fund	*	2,625,832
	Alger MidCap Growth Retirement Fund	Mutual fund	*	2,579,272
	AllianceBernstein Small-Mid Cap Value Fund	Mutual fund	*	1,080,141
	Fidelity Advisor Leveraged Company Stock Fnd	Mutual fund	*	1,419,673
	Calvert Social Investment Income Fund	Mutual fund	*	1,357,374
	Ing International Value Fund	Mutual fund	*	2,284,884
	Munder Micro-Cap Equity Fund	Mutual fund	*	658,877
	BlackRock S&P 500 Index Fund	Mutual fund	*	2,301,862
	BlackRock Small Cap (Russell 2000) Index Fund	Mutual fund	*	578,345
	Self-directed brokerage accounts	Self-directed brokerage accounts	*	1,573,410
	Participant loans	Participant loans bearing interest at rates from 5% to 10.5%	-	2,075,390
		Total investments		$ 94,952,194

* Cost information not required
** Party in interest, as defined by ERISA

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL International Corporation Savings Plan

Date: June 24, 2008



Amiel Naiman
On behalf of the Trustees as Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit	Page
23.1	Consent of Independent Registered Public Accounting Firm	17

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-55540) on Form S-8 of our report dated June 20, 2008 appearing in the annual report on Form 11-K of AMCOL International Corporation Savings Plan for the year ended December 31, 2007.

Plante & Moran, PLLC

Chicago, Illinois
June 20, 2008

END